Exhibit 99.1

PENN WEST EXPLORATION ANNOUNCES ITS FINANCIAL RESULTS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2012

FOR IMMEDIATE RELEASE, November 2, 2012

PENN WEST PETROLEUM LTD. (TSX - PWT; NYSE - PWE) (“PENN WEST”) is pleased to announce its results for the third quarter ended September 30, 2012. All figures are in Canadian dollars unless otherwise stated.

Our strategy is to unlock intrinsic value for our shareholders by focusing on optimizing our overall business performance and execution, continued resource growth across our dominant positions in four of Western Canada’s five largest light-oil resource plays and balanced financial management. In the near term, we are committed to optimizing capital and operational efficiencies and providing dividend income to our shareholders. As we gain certainty in the outlook for commodity price realizations and cost structures, we are in a position to add production growth through the development of our large light-oil plays.

HIGHLIGHTS

•

Penn West announced agreements in principle for approximately $1.3 billion of pending non-core asset dispositions which demonstrates the value inherent in our base assets and provides us with operational and financial flexibility.

•	We released external confirmation of our estimated contingent resources (1) in our Cardium and Peace River areas.

•	Our weighting to liquids production reached a new high of 66 percent during the third quarter compared to 63 percent in the third quarter of 2011.

•	Third quarter development activities were focused on drilling in the Carbonates and Cardium trends, as well as resumption of tie-ins and facilities construction.

•

Funds flow (2) was $344 million ($0.72 per share - basic (2)) in the third quarter of 2012 compared to $348 million ($0.74 per share - basic) in the third quarter of 2011. Funds flow for the third quarter of 2012 included $66 million ($0.14 per share - basic) realized from monetizing a portion of our 2013 crude oil collars and our 2013 foreign exchange contracts.

•	Our current 2013 hedge positions include 55,000 barrels per day of our oil production hedged between US$91.55 and US$104.42 per barrel, and 125 mmcf per day of natural gas production at $3.34 per mcf.

COMMODITY PRICES

•	In the third quarter of 2012, WTI crude oil prices averaged US$92.19 per barrel compared to US$93.54 per barrel in the second quarter of 2012 and US$89.81 per barrel for the third quarter of 2011.

•

Edmonton light sweet oil traded at a discount of $7.21 per barrel compared to WTI during the third quarter of 2012 (2011 - $4.21 per barrel premium) compared to a discount of $10.32 per barrel during the second quarter of 2012 (2011 - $4.17 per barrel premium).

•	In the third quarter of 2012, the AECO Monthly Index averaged $2.19 per mcf compared to $1.83 per mcf in the second quarter of 2012 and $3.72 per mcf for the third quarter of 2011.

(1)	Please refer to our “Contingent Resource Disclosures” below.
(2)	The terms “funds flow” and “funds flow per share-basic” are non-GAAP measures. Please refer to the “Calculation of Funds Flow” and “Non-GAAP Measures Advisory” sections below.

2012 THIRD QUARTER RELEASE 1

FINANCIAL AND PRODUCTION

•	Capital expenditures in the first nine months of 2012, net of property dispositions, were $1,053 million compared to $1,157 million for the first nine months of 2011.

•	We drilled 251 net wells, excluding stratigraphic test wells, in the first nine months of 2012.

•	Average production for the nine months ended September 30, 2012 was 163,635 boe (1) per day, compared to 161,171 boe per day for the comparative period in 2011.

•	Capital expenditures for the third quarter of 2012, net of property dispositions, totalled $405 million compared to $481 million for the third quarter of 2011.

•

Average production in the third quarter of 2012 was 160,339 boe per day compared to 161,323 boe per day in the third quarter of 2011. Delays in new facility construction, wet weather and facility outages impacted production.

•

In the third quarter of 2012, we recorded a net loss of $67 million ($0.14 per share - basic) compared to net income of $138 million ($0.29 per share - basic) in the third quarter of 2011. The change in net income was primarily due to risk management activities as we recorded unrealized losses of $176 million in the third quarter of 2012 compared to $238 million of unrealized gains recorded in the third quarter of 2011.

DIVIDEND

•

On November 1, 2012, our Board of Directors declared a fourth quarter 2012 dividend of $0.27 per share to be paid on January 15, 2013 to shareholders of record on December 31, 2012. Shareholders are advised that this dividend is designated as an “eligible dividend” for Canadian income tax purposes.

ASSET DISPOSITIONS

•

We have agreements in principle to dispose of approximately $1.3 billion of our non-core properties, with combined production of approximately 12,000 barrels of oil equivalent per day. We plan to use the proceeds of the dispositions to repay a portion of advances under our credit facilities. Subject to customary regulatory and other closing conditions, the Company anticipates these dispositions will close prior to December 31, 2012.

(1)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.

2012 THIRD QUARTER RELEASE 2

OPERATIONS UPDATE

Our capital programs remain focused on our large-scale light-oil plays in Western Canada. Over the past several years, we have increased the development predictability and de-risked our drilling inventory in these plays. In addition, we have recently received external confirmation of our estimated contingent resources (1) in our Cardium and Peace River areas. Our liquids production weighting continues to rise, reaching 66 percent this quarter. Infrastructure investments over the past several years at several key plays provide the ability to add production at attractive capital efficiencies as we move into 2013.

Oil Development

Carbonates

•

Our land holdings across the trend total approximately 500,000 net acres with significant positions in the Swan Hills and Slave Point plays, including dominant holdings in Sawn, Otter, Red Earth and Senex. We continue to expand and de-risk our large inventory of drilling locations.

•

Slave Point 2012 activities focused on development drilling and facilities expansion in the Otter, Red Earth and Sawn regions. We have increased our production capacities at our Otter and Sawn batteries and at our Red Earth and Sawn gas plants. We expect our available incremental capacity to total 24,000 boe per day within the Slave Point area by mid-2013.

•	In the Swan Hills play we drilled highly successful wells in 2012, characterized by three-month average production rates (2) of greater than 250 boe per day per well.

•

We plan to leverage our infrastructure investments by focusing on half-cycle development, producing into expanded infrastructure and have also planned water flood pilots to test the long-term viability of enhanced oil recovery in select portions of the Slave Point.

Cardium

•	With over 600,000 net acres, we have the largest land position across the Cardium trend. This land position is complemented by a large and diverse infrastructure position.

•

Our 2012 capital program has been focused on the Alder Flats, Willesden Green and West Pembina areas where efficiencies applying horizontal multi-stage fracture technology continue to improve, and production results are proving to be predictable and consistent with our type curves.

•

Over the past few years, our horizontal production has increased by approximately 10,000 boe per day in the trend. We expanded our infrastructure position in 2012 and now have incremental capacity for a further 18,000 boe per day.

•

We plan to continue improving efficiencies in part by leveraging our significant existing and expanded infrastructure, selectively drilling in certain areas, and continuing to optimize our completion techniques.

•	We continue to evaluate and will expand on our successful waterflood pilot in the West Pembina area.

Viking

•

We have an established land base within the Viking on which we have achieved steady, predictable and very efficient production additions over the past few years. In addition, the economic returns in the Viking are very robust.

•

During 2012, development activity has been focused on the Saskatchewan side of the play, notably in our core light-oil area of Avon Hills, with resource appraisal continuing on the Alberta side of the play.

•	We plan to continue focused development on the Saskatchewan side of the play with targeted secondary recovery and continued resource appraisal on the Alberta side of the play.

(1)	Please refer to our “Contingent Resource Disclosures” below.
(2)	Please refer to our “Oil and Gas Information Advisory” below.

2012 THIRD QUARTER RELEASE 3

Spearfish

•

We expanded our infrastructure in this area during 2012 and established a multi-year drilling inventory of high return light-oil targets. Well results continue to be predictable and cost improvements have been realized throughout the year.

•	During 2012, we expanded our facility capacity in the area to 14,000 boe per day, allowing continued half-cycle development at very attractive efficiencies and economic returns.

•

We plan to continue focused development to expand production to match our existing facility capacity. A liquids extraction plant is also expected on-stream by mid-year to further increase the deliverability and value of this play. Full gas conservation is expected to follow in 2014.

EOR and Exploration

•

We believe that we have significant potential to increase the recoveries across our major plays through the use of waterflood and other enhanced recovery techniques. Since 2009, we have completed a number of assessments, technical work, and plan to initiate further pilots in a number of plays in 2013.

•

We have been selective and opportunistic in acquiring lands complementing our existing asset base. We have accumulated a material position in the liquids-rich gas fairway of the Duvernay trend and recently completed a stratigraphic test well, and closely monitor nearby industry activity.

Joint Ventures

•	In the Peace River Oil Partnership, the application for commercial thermal development at Seal Main has been submitted and we received approval to proceed with a thermal pilot at Harmon Valley South.

•	In the Cordova Joint Venture, work on a multi-well pad continued with plans to be on production by late 2012.

CONTINGENT RESOURCE STUDIES

•

On October 17, 2012, we announced the results of contingent resource studies completed by independent qualified reserves evaluators on behalf of Penn West, which included our interest in the Cardium, the largest light-oil trend in Canada, and the Peace River Oil Partnership in which we hold a 55 percent interest. These studies further substantiate the oil potential contained in our asset base and confirm the extent of oil in place in these areas. (1)

(1)	Please refer to our “Contingent Resource Disclosures” below.

2012 THIRD QUARTER RELEASE 4

HIGHLIGHTS

	Three months ended September 30			Nine months ended September 30
	2012	2011	% change	2012	2011	% change
Financial
(millions, except per share amounts)
Gross revenues (1)	$840	$861	(2)	$2,484	$2,625	(5)
Funds flow	344	348	(1)	953	1,100	(13)
Basic per share	0.72	0.74	(3)	2.01	2.36	(15)
Diluted per share	0.72	0.74	(3)	2.01	2.36	(15)
Net income (loss)	(67)	138	(100)	227	700	(68)
Basic per share	(0.14)	0.29	(100)	0.48	1.50	(68)
Diluted per share	(0.14)	0.29	(100)	0.48	1.50	(68)
Capital expenditures, net (2)	405	481	(16)	1,053	1,157	(9)
Debt at period-end (3)	$3,935	$3,129	26	$3,935	$3,129	26

Dividends
(millions)
Dividends paid (4)	$128	$127	1	$383	$293	31
DRIP	(30)	(32)	(6)	(86)	(66)	30

Dividends paid in cash	$98	$95	3	$297	$227	31

Operations

Daily production
Light oil and NGL (bbls/d)	88,375	84,061	5	88,314	83,675	6
Heavy oil (bbls/d)	17,213	17,331	(1)	17,534	17,894	(2)
Natural gas (mmcf/d)	329	360	(9)	347	358	(3)

Total production (boe/d)	160,339	161,323	(1)	163,635	161,171	2

Average sales price
Light oil and NGL (per bbl)	$73.28	$82.05	(11)	$77.55	$85.25	(9)
Heavy oil (per bbl)	60.30	63.39	(5)	64.91	66.43	(2)
Natural gas (per mcf)	$2.29	$3.81	(40)	$2.19	$3.89	(44)

Netback per boe
Sales price	$51.56	$58.05	(11)	$53.44	$60.26	(11)
Risk management gain (loss)	3.72	(0.37)	100	0.90	(1.14)	100

Net sales price	55.28	57.68	(4)	54.34	59.12	(8)
Royalties	(9.74)	(10.87)	(10)	(10.06)	(10.96)	(8)
Operating expenses	(16.78)	(17.49)	(4)	(17.30)	(17.38)	—
Transportation	(0.48)	(0.49)	(2)	(0.49)	(0.50)	(2)

Netback	$28.28	$28.83	(2)	$26.49	$30.28	(13)

(1)	Gross revenues include realized gains and losses on commodity contracts. In the third quarter of 2012, we received proceeds of $66 million which is included in funds flow related to the reset of our 2013 crude oil collars and the monetization of our 2013 foreign exchange contracts.
(2)	Includes net asset acquisitions/dispositions and excludes business combinations. There are no business combinations in the 2012 period.
(3)	Comparative debt at December 31, 2011 was $3,219 million.
(4)	Includes dividends paid prior to those reinvested in shares under the dividend reinvestment plan. In 2011, we began paying dividends on a quarterly basis. The last monthly distribution payment as a Trust was declared in December 2010 and paid in January 2011 ($0.09 per unit). Our first quarterly dividend ($0.27 per share) as a corporation was paid in April 2011.

2012 THIRD QUARTER RELEASE 5

DRILLING STATISTICS

	Three months ended September 30				Nine months ended September 30
	2012		2011		2012		2011
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Oil	87	69	119	88	294	232	322	252
Natural gas	3	2	22	16	23	19	46	32

	90	71	141	104	317	251	368	284

Stratigraphic and service	11	4	7	1	63	31	77	34

Total	101	75	148	105	380	282	445	318

Success rate (1)		100%		100%		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

CAPITAL EXPENDITURES

(millions)	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Land acquisition and retention	$1	$66	$36	$172
Drilling and completions	312	326	988	807
Facilities and well equipping	133	105	470	324
Geological and geophysical	—	2	10	9
Corporate	2	8	13	17

Capital expenditures (1)	448	507	1,517	1,329
Joint venture, carried capital	(33)	(32)	(113)	(77)
Property acquisitions (dispositions), net	(10)	6	(351)	(95)
Business combinations	—	—	—	286

Total expenditures	$405	$481	$1,053	$1,443

(1)	Capital expenditures include costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

Our capital activities throughout 2012 have been focused on the development of our key light-oil plays across the Carbonates, Cardium, Viking and Spearfish. Since the third quarter of 2011, we have completed net property dispositions with production of approximately 5,000 boe per day. In October 2012, we announced that we have agreements in principle to dispose of non-core properties for proceeds of approximately $1.3 billion, with combined production of approximately 12,000 barrels of oil equivalent per day.

LAND

	As at September 30
	Producing			Non-producing
	2012	2011	% change	2012	2011	% change
Gross acres (000s)	5,972	6,195	(4)	2,801	2,997	(7)
Net acres (000s)	4,028	4,159	(3)	1,984	2,126	(7)
Average working interest	67%	67%	—	71%	71%	—

COMMON SHARES DATA

	Three months ended September 30			Nine months ended September 30
(millions of shares)	2012	2011	% change	2012	2011	% change

Weighted average
Basic	476.5	469.2	2	474.5	465.9	2
Diluted	476.6	469.4	2	474.6	466.1	2

Outstanding as at September 30				476.8	469.5	2

2012 THIRD QUARTER RELEASE 6

Letter to our Shareholders

During the third quarter, broad macro-economic uncertainty persisted, stranding capital on the sidelines as the equity markets maintained a risk averse posture in their view of Canadian energy investments. Volatility in crude oil pricing is expected to continue. Transportation infrastructure in North America has not grown at the same pace as new crude oil production, creating bottlenecks and apportionment of pipeline space, which in turn increases volatility in both the underlying commodity as well as quality and transportation differentials for the various Canadian crude oil streams. We benefited from a narrowing Edmonton par to WTI differential in the quarter but has since widened due to heavier than normal fall refinery maintenance schedules and the temporary shut-in of the Keystone pipeline. New pipeline capacity being brought on in the coming year is expected to help narrow Canadian crude oil differentials from current levels. The outlook for natural gas improved through the summer as weekly storage injections were consistently smaller than historical norms due to increased demand from the power generation sector. This eliminated concerns of breaching storage capacity before the start of this year’s winter withdrawal season. Going forward, we expect pricing for natural gas to trade in a range not significantly different than we are realizing in 2012.

Against this background of macro-economic uncertainty, and volatility in commodity prices, Penn West undertook a program to divest between $1.0 billion and $1.5 billion of non-core assets to provide greater financial and operational flexibility. Prior to year-end, it is anticipated that we will close on approximately $1.3 billion of divestitures, the proceeds from which will go toward strengthening the company’s balance sheet.

In the next 12 months, Penn West’s strategies will be focused on balanced financial management, continued growth in our light-oil resource base and optimizing our overall business performance and execution. On the financial side of the business, we have been actively hedging both crude oil and natural gas volumes to underpin our cash flow to fund both our capital program and the quarterly dividend. We believe that the independently substantiated one billion barrels of light oil and bitumen contingent resources (1) located on our Cardium and Peace River assets confirms our appraisal activities of the past several years. We now need to take the next step and translate this resource into value for our shareholders. Optimizing our overall business performance will require focus on two deliverables. First, improving the production reliability on our base assets through facilities optimization, automation and streamlining field operating processes. Second, improving capital efficiencies as we grow the light-oil resource side of our business.

Ultimately, we believe we will be bringing into focus a tremendous asset base with significant intrinsic value. Several months ago, we told the market that we were going to divest non-core assets and proceed on asset sales; we’ve done that. Now we’re going to turn our attention and discipline to deliver optimized capital efficiency in our growing resource assets and reliability in our base assets. These are the next steps in the capture of our substantial intrinsic value. We remain committed to a business model that balances commodity cycles, competitive capital efficiencies and value growth with a meaningful dividend.

/s/ Murray R. Nunns

Murray R. Nunns

President and Chief Executive Officer

Calgary, Alberta

November 1, 2012

(1)	Contingent resources are net best estimate figures. See “Contingent Resource Disclosures” below.

2012 THIRD QUARTER RELEASE 7

Outlook

This outlook section is included to provide shareholders with information about our expectations as at November 1, 2012 for production and capital expenditures for 2012 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact our capital expenditure levels and production performance for 2012, including our current disposition program.

Our 2012 forecast exploration and development capital, net of acquisitions and dispositions closed through September 30, 2012, is expected to be in the range of $1.3 billion to $1.4 billion, slightly higher than our previous forecast. Our Board approved this incremental capital in order to optimize operational and capital efficiencies for 2013 by commencing certain 2013 projects late in 2012. This incremental capital is not expected to have any impact on 2012 production. As a result of delays in new facility construction, wet weather and facility outages during the second half of 2012, we are updating our 2012 forecast average production to between 161,000 and 163,000 boe per day.

Our prior forecast, released on August 10, 2012 with our second quarter results and filed on SEDAR at www.sedar.com, reflecting the impact of net acquisitions and dispositions completed at that date, was for 2012 average production of between 165,000 and 168,500 boe per day and exploration and development capital in the range of $1.2 billion to $1.25 billion.

Non-GAAP Measures Advisory

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including funds flow, funds flow per share-basic, funds flow per share-diluted and netback. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividends and planned capital programs. See “Calculation of Funds Flow” below. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions, to economically rank projects and is the per unit of production amount of revenue less royalties, operating costs, transportation and realized risk management.

Calculation of Funds Flow

(millions, except per share amounts)	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Cash flow from operating activities	$238	$428	$752	$923
Increase (decrease) in non-cash working capital	85	(97)	141	132
Decommissioning expenditures	21	17	60	45

Funds flow	$344	$348	$953	$1,100

Basic per share	$0.72	$0.74	$2.01	$2.36
Diluted per share	$0.72	$0.74	$2.01	$2.36

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

2012 THIRD QUARTER RELEASE 8

References to three-month average production rates are useful in confirming the presence of hydrocarbons, however, such rates are not determinative of the rates at which such wells will continue production and decline thereafter. Additionally, such rates may also include recovered “load oil” fluids used in well completion stimulation. While encouraging, readers are cautioned not to place undue reliance on such rates in calculating the aggregate production for Penn West.

Contingent Resource Disclosures

In this press release, Penn West discusses the results of two recently completed independent resource evaluation studies which include an AJM Deloitte (“AJM”) contingent resource evaluation dated October 16, 2012 and effective July 31, 2012, for Penn West’s Cardium properties and a Sproule Unconventional Limited (“Sproule”) contingent resource evaluation report effective September 30, 2012 for Penn West’s interest in the Peace River Oil Partnership (the “PROP”). Penn West holds a 55 percent interest in PROP and all figures presented in this release in respect of PROP assets reflect Penn West’s 55 percent interest. This release contains certain information reproduced from both the AJM Report and the Sproule Report, but does not contain either report in its entirety.

AJM has assigned contingent resources of 533 million barrels of oil in the best estimate case for Penn West’s Cardium properties. Sproule has assigned contingent resources of 473 million barrels of bitumen in the best estimate case for Penn West’s interest in the PROP assets.

The contingent resource assessments prepared by AJM and Sproule were prepared in accordance with the definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) and National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Contingent resource is defined in the COGE Handbook as those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which do not currently qualify as reserves or commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

The economic viability of Penn West’s Cardium contingent resources is undetermined, as economic studies have not yet been completed. All of PROP’s contingent resources are considered economic using Sproule’s September 30, 2012 forecast prices.

Under the COGE Handbook and NI 51-101, naturally occurring hydrocarbons with a viscosity greater than 10,000 centipoise are classed as bitumen. The majority of the contingent resource at PROP will be recovered by thermal processes.

Please refer to our press release dated October 17, 2012 “Penn West Updates Asset Dispositions and Results of the Contingent Resources Studies” for further information.

Forward-Looking Statements

In the interest of providing our securityholders and potential investors with information regarding Penn West, including management’s assessment of our future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

2012 THIRD QUARTER RELEASE 9

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our belief that we have one of the largest inventories of low-risk light oil projects in North America; our intention to unlock intrinsic value for our shareholders by focusing on optimizing our overall business performance and execution, continued resource growth across our dominant positions in four of Western Canada’s five largest light-oil resource plays and balanced financial management; our intention to optimize capital and operational efficiencies and providing dividend income to our shareholders; the details of our fourth quarter dividend; our expectation to complete the disposition of certain non-core properties for proceeds of approximately $1.3 billion prior to December 31, 2012 and our intentions to use the proceeds of such dispositions to repay a portion of the advances under our credit facilities and to strengthen our balance sheet; our intention to continue to focus our capital program on our large-scale light-oil plays in Western Canada; our expectation that we will be able to add production at attractive capital efficiencies in 2013 as a result of infrastructure investments over the past several years; our expectation that available incremental production capacity within the Slave Point area to total 24,000 boe per day by mid-2013; our plans to leverage our infrastructure investments by focusing on half-cycle development and producing into expanded infrastructure; our plans to conduct water flood pilots to test the long-term viability of enhanced oil recovery in select portions of the Slave Point area; our plans to continue improving efficiencies in 2013 in the Cardium trend in part by leveraging our significant existing and expanded infrastructure, selectively drilling in certain areas, and continuing to optimize our completion techniques; our intention to continue to evaluate and expand our waterflood pilot in the West Pembina area; our intention to continue focused development on the Saskatchewan side of the Viking play and targeted secondary recovery and continued resource appraisal on the Alberta side of the Viking play; our plan to continue focused development to expand production to match our existing facility capacity in the Spearfish area; our expectation that a liquids extraction plant in the Spearfish area will be on-stream by mid-2013 and that it will further increase the deliverability and value of the Spearfish play; our expectation that full gas conservation will follow in the Spearfish area in 2014; our belief that we have significant potential to increase the recoverability across our major plays through the use of waterflood and other enhanced recovery techniques; our expectation that crude oil pricing will be volatile for the foreseeable future; our belief that new pipeline capacity being brought on in the coming year will help narrow Canadian crude oil differentials from current levels; our expectation that pricing for natural gas to trade in a range that is not significantly different than we are realizing in 2012; our intention over the next 12 months to focus on balanced financial management, continued growth in our light-oil resource base and optimizing our overall business performance and execution; our belief that in the future we will be bringing into focus a tremendous asset base with significant intrinsic value; and certain disclosures contained under the heading “Outlook” relating to our 2012 forecast exploration and development capital and expectations of 2012 forecast average production.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to deleverage our balance sheet by disposing of non-core assets; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the heading “Outlook”. In particular, it should be noted that our current guidance for our forecast exploration and development capital expenditures for 2012 and our forecast average production levels for 2012 does not take into account our expectation to sell non-core assets for proceeds of approximately $1.3 billion prior to December 31, 2012; any such sales could have a material impact on our guidance.

2012 THIRD QUARTER RELEASE 10

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships; failure to deleverage our balance sheet by disposing of non-core assets; changes in tax and other laws that affect us and our securityholders; changes in government royalty frameworks; uncertainty of obtaining required approvals for acquisitions and mergers; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

2012 THIRD QUARTER RELEASE 11

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	September 30, 2012	December 31, 2011

Assets
Current
Accounts receivable	$447	$486
Other	152	104
Deferred funding assets	156	236
Risk management	82	39

	837	865

Non-current
Deferred funding assets	303	360
Exploration and evaluation assets	618	418
Property, plant and equipment	12,026	11,893
Goodwill	2,020	2,020
Risk management	34	28

	15,001	14,719

Total assets	$15,838	$15,584

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$754	$1,117
Dividends payable	129	127
Risk management	19	114

	902	1,358
Non-current
Long-term debt	3,935	3,219
Decommissioning liability	570	607
Risk management	43	46
Deferred tax liability	1,365	1,287

	6,815	6,517

Shareholders’ equity
Shareholders’ capital	8,950	8,840
Other reserves	99	95
Retained earnings (deficit)	(26)	132

	9,023	9,067

Total liabilities and shareholders’ equity	$15,838	$15,584

2012 THIRD QUARTER RELEASE 12

Penn West Petroleum Ltd.

Consolidated Statements of Income

	Three months ended September 30		Nine months ended September 30
(CAD millions, except per share amounts, unaudited)	2012	2011	2012	2011

Oil and natural gas sales	$785	$866	$2,444	$2,675
Royalties	(143)	(161)	(451)	(482)

	642	705	1,993	2,193

Risk management gain (loss)
Realized	55	(5)	40	(50)
Unrealized	(154)	249	146	261

	543	949	2,179	2,404

Expenses
Operating	248	260	776	765
Transportation	7	7	22	22
General and administrative	43	38	126	112
Share-based compensation	15	(66)	2	16
Depletion and depreciation	309	292	927	850
Gain on dispositions	(10)	—	(105)	(151)
Exploration and evaluation	1	1	2	5
Unrealized risk management (gain) loss	22	11	(1)	(2)
Unrealized foreign exchange (gain) loss	(58)	136	(54)	91
Financing	51	47	147	142
Accretion	11	11	32	33

	639	737	1,874	1,883

Income (loss) before taxes	(96)	212	305	521

Deferred tax expense (recovery)	(29)	74	78	(179)

Net and comprehensive income (loss)	$(67)	$138	$227	$700

Net income (loss) per share
Basic	$(0.14)	$0.29	$0.48	$1.50
Diluted	$(0.14)	$0.29	$0.48	$1.50
Weighted average shares outstanding (millions)
Basic	476.5	469.2	474.5	465.9
Diluted	476.6	469.4	474.6	466.1

2012 THIRD QUARTER RELEASE 13

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended September 30		Nine months ended September 30
(CAD millions, unaudited)	2012	2011	2012	2011

Operating activities
Net income (loss)	$(67)	$138	$227	$700
Depletion and depreciation	309	292	927	850
Gain on dispositions	(10)	—	(105)	(151)
Exploration and evaluation	1	1	2	5
Accretion	11	11	32	33
Deferred tax expense (recovery)	(29)	74	78	(179)
Share-based compensation	11	(66)	(7)	14
Unrealized risk management loss (gain)	176	(238)	(147)	(263)
Unrealized foreign exchange loss (gain)	(58)	136	(54)	91
Decommissioning expenditures	(21)	(17)	(60)	(45)
Change in non-cash working capital	(85)	97	(141)	(132)

	238	428	752	923

Investing activities
Capital expenditures	(415)	(475)	(1,404)	(1,252)
Property dispositions (acquisitions), net	10	(6)	351	89
Change in non-cash working capital	(37)	191	(176)	57

	(442)	(290)	(1,229)	(1,106)

Financing activities
Increase (decrease) in bank loan	302	(44)	771	245
Proceeds from issuance of notes	—	—	—	75
Repayment of acquired credit facilities	—	—	—	(39)
Issue of equity	—	1	3	160
Dividends paid	(98)	(95)	(297)	(227)
Settlement of convertible debentures	—	—	—	(31)

	204	(138)	477	183

Change in cash	—	—	—	—
Cash, beginning of period	—	—	—	—

Cash, end of period	$—	$—	$—	$—

2012 THIRD QUARTER RELEASE 14

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Shareholders’ Capital	Other Reserves	Retained Earnings (Deficit)	Total

Balance at January 1, 2012	$8,840	$95	$132	$9,067
Net and comprehensive income	—	—	227	227
Share-based compensation	—	25	—	25
Issued on exercise of options and share rights	24	(21)	—	3
Issued to dividend reinvestment plan	86	—	—	86
Dividends declared	—	—	(385)	(385)

Balance at September 30, 2012	$8,950	$99	$(26)	$9,023

(CAD millions, unaudited)	Shareholders’ Capital	Other Reserves	Retained Earnings (Deficit)	Total

Balance at January 1, 2011	$9,170	$—	$(610)	$8,560
Elimination of deficit	(610)	—	610	—
Net and comprehensive income	—	—	700	700
Implementation of Option Plan and CSRIP	—	81	—	81
Share-based compensation	—	31	—	31
Issued on exercise of options and share rights	182	(22)	—	160
Issued to dividend reinvestment plan	66	—	—	66
Dividends declared	—	—	(379)	(379)

Balance at September 30, 2011	$8,808	$90	$321	$9,219

2012 THIRD QUARTER RELEASE 15

Investor Information

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

A conference call will be held to discuss Penn West’s results at 10:00am Mountain Time (12:00pm Eastern Time) on November 2, 2012.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (North America toll-free). This call will be broadcast live on the Internet and may be accessed directly on the Penn West website at www.pennwest.com or at the following URL:

http://event.on24.com/r.htm?e=534020&s=1&k=1B6BACDDB286FDD932626D3653C9FA40

A digital recording will be available for replay two hours after the call’s completion, and will remain available until November 16, 2012 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (North America toll-free) and enter Conference ID 55355345, followed by the pound (#) key.

For further information, please contact:

PENN WEST EXPLORATION Penn West Plaza Suite 200, 207 - 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Murray Nunns, President & Chief Executive Officer Phone: 403-218-8939 E-mail: murray.nunns@pennwest.com
Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com

2012 THIRD QUARTER RELEASE 16